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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Nexxus Lighting, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

65338E105

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65338E105		13G
1		Names of Reporting Persons. O. Gene Bicknell
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only.
4		Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person. 0
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11		Percent of Class Represented by Amount in Row 9. 0%
12		Type of Reporting Person (See Instructions). IN

CUSIP No. 65338E105		13G
1		Names of Reporting Persons. Bicknell Family Holding Company, LLC
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3		SEC Use Only.
4		Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 784,752(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 784,752(1)
9		Aggregate Amount Beneficially Owned by Each Reporting Person. 784,752(1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11		Percent of Class Represented by Amount in Row 9. 10.7%(2)
12		Type of Reporting Person (See Instructions). OO

(1) As a member of a group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of Nexxus Lighting, Inc. (the “Issuer”) beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based on 6,975,103 shares of Common Stock of the Issuer outstanding at November 7, 2007, as reported in the Issuer’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 14, 2007, plus 269,058 shares of Common Stock issuable upon the exercise of Base Warrants that are exercisable within 60 days hereof, plus 67,264 shares of Common Stock issuable upon the exercise of Additional Warrants that are exercisable within 60 days hereof.

CUSIP No. 65338E105		13G
1		Names of Reporting Persons. Bicknell Family Management Company, LLC
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3		SEC Use Only.
4		Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 784,752(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 784,752(1)
9		Aggregate Amount Beneficially Owned by Each Reporting Person. 784,752(1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11		Percent of Class Represented by Amount in Row 9. 10.7%(2)
12		Type of Reporting Person (See Instructions). OO

(1) As a member of a group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based on 6,975,103 shares of Common Stock of the Issuer outstanding at November 7, 2007, as reported in the Issuer’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 14, 2007, plus 269,058 shares of Common Stock issuable upon the exercise of Base Warrants that are exercisable within 60 days hereof, plus 67,264 shares of Common Stock issuable upon the exercise of Additional Warrants that are exercisable within 60 days hereof.

CUSIP No. 65338E105		13G
1		Names of Reporting Persons. Bicknell Family Management Company Trust
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3		SEC Use Only.
4		Citizenship or Place of Organization. Missouri
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 784,752(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 784,752(1)
9		Aggregate Amount Beneficially Owned by Each Reporting Person. 784,752(1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11		Percent of Class Represented by Amount in Row 9. 10.7%(2)
12		Type of Reporting Person (See Instructions). OO

(1) As a member of a group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based on 6,975,103 shares of Common Stock of the Issuer outstanding at November 7, 2007, as reported in the Issuer’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 14, 2007, plus 269,058 shares of Common Stock issuable upon the exercise of Base Warrants that are exercisable within 60 days hereof, plus 67,264 shares of Common Stock issuable upon the exercise of Additional Warrants that are exercisable within 60 days hereof.

CUSIP No. 65338E105		13G
1		Names of Reporting Persons. Mariner Wealth Advisors, LLC
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3		SEC Use Only.
4		Citizenship or Place of Organization. Kansas
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 784,752(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 784,752(1)
9		Aggregate Amount Beneficially Owned by Each Reporting Person. 784,752(1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11		Percent of Class Represented by Amount in Row 9. 10.7%(2)
12		Type of Reporting Person (See Instructions). IA

(1) As a member of a group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based on 6,975,103 shares of Common Stock of the Issuer outstanding at November 7, 2007, as reported in the Issuer’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 14, 2007, plus 269,058 shares of Common Stock issuable upon the exercise of Base Warrants that are exercisable within 60 days hereof, plus 67,264 shares of Common Stock issuable upon the exercise of Additional Warrants that are exercisable within 60 days hereof.

CUSIP No. 65338E105		13G
1		Names of Reporting Persons. Martin C. Bicknell
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3		SEC Use Only.
4		Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 784,752(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 784,752(1)
9		Aggregate Amount Beneficially Owned by Each Reporting Person. 784,752(1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11		Percent of Class Represented by Amount in Row 9. 10.7%(2)
12		Type of Reporting Person (See Instructions). IN

(1) As a member of a group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based on 6,975,103 shares of Common Stock of the Issuer outstanding at November 7, 2007, as reported in the Issuer’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 14, 2007, plus 269,058 shares of Common Stock issuable upon the exercise of Base Warrants that are exercisable within 60 days hereof, plus 67,264 shares of Common Stock issuable upon the exercise of Additional Warrants that are exercisable within 60 days hereof.

EXPLANATORY NOTE

This Schedule 13G amends that certain Schedule 13D filed by O. Gene Bicknell and Martin C. Bicknell on January 17, 2007 and that certain Amendment No. 1 to Schedule 13D filed by O. Gene Bicknell and Martin C. Bicknell on February 21, 2007. This Schedule 13G reflects that as of December 31, 2007, O. Gene Bicknell is no longer the beneficial owner of Common Stock of the Issuer; and that Bicknell Family Holding Company, LLC; Bicknell Family Management Company, LLC; Bicknell Family Management Company Trust and Mariner Wealth Advisors, LLC are, along with Martin C. Bicknell, acting as a group as described in Rule 13d-5(b)(1), and each of them is deemed to be the beneficial owner of more than 5 percent of the Common Stock of the Issuer.

Item 1(a)	Name of Issuer:

Nexxus Lighting, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

124 Floyd Smith Drive, Suite 300

Charlotte, North Carolina 28262

Item 2(a)	Name of Person Filing:
Item 2(b)	Address of Principal Business Office or, if none, Residence:
Item 2(c)	Citizenship:

O. Gene Bicknell

c/o Mariner Wealth Advisors, LLC

7400 College Boulevard, Suite 205

Overland Park, Kansas 66210

Citizenship:	United States

Bicknell Family Holding Company, LLC

c/o Mariner Wealth Advisors, LLC

7400 College Boulevard, Suite 205

Overland Park, Kansas 66210

Citizenship:	Delaware

Bicknell Family Management Company, LLC

c/o Mariner Wealth Advisors, LLC

7400 College Boulevard, Suite 205

Overland Park, Kansas 66210

Citizenship:	Delaware

Bicknell Family Management Company Trust

c/o Mariner Wealth Advisors, LLC

7400 College Boulevard, Suite 205

Overland Park, Kansas 66210

Citizenship:	Missouri

Mariner Wealth Advisors, LLC

7400 College Boulevard, Suite 205

Overland Park, Kansas 66210

Citizenship:	Kansas

Martin C. Bicknell

c/o Mariner Wealth Advisors, LLC

7400 College Boulevard, Suite 205

Overland Park, Kansas 66210

Citizenship:	United States

Item 2(d)	Title of Class of Securities:

Common Stock, par value $.001 per share

Item 2(e)	CUSIP Number:

65338E105

Item 3:	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4:	Ownership

(a)	Amount beneficially owned: 784,752 shares of Common Stock (as more fully described below).

Bicknell Family Holding Company, LLC; Bicknell Family Management Company, LLC; Bicknell Family Management Company Trust; Mariner Wealth Advisors, LLC and Martin C. Bicknell (collectively, the “Reporting Persons” and each a “Reporting Person”) are acting as a group pursuant to Rule 13d-5(b)(1). As such, each Reporting Person is deemed, for purposes of Section 13(d) of the Act and this Schedule 13G, to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group.

Bicknell Family Holding Company, LLC directly owns 403,587 shares of Common Stock, 242,152 shares of Common Stock issuable upon the exercise of base warrants that are exercisable at $2.23 per share within 60 days hereof (“Base Warrants”), and 60,538 shares of Common Stock issuable upon the exercise of additional warrants that are exercisable at $3.00 per share within 60 days hereof (“Additional Warrants”). Martin C. Bicknell directly owns 44,843 shares of Common Stock, 26,906 Base Warrants and 6,726 Additional Warrants. Pursuant to Rule 13d-5(b)(1), each Reporting Person is deemed a beneficial owner with shared voting and dispositive powers over 784,752 shares of Common Stock of the Issuer.

(b)	Percent of class: 10.7%(3)
(c)	Number of shares of which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: See Item 4(a)

(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: See Item 4(a)
Item 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following                    ☒(4)

Item 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8:	Identification and Classification of Members of the Group.

See Exhibit 99.2

Item 9:	Notice of Dissolution of Group.

Not applicable.

Item 10:	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(3)

Based on 6,975,103 shares of Common Stock of the Issuer outstanding at November 7, 2007, as reported in the Issuer’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 14, 2007, plus 269,058 shares of Common Stock issuable upon the exercise of Base Warrants that are exercisable within 60 days hereof, plus 67,264 shares of Common Stock issuable upon the exercise of Additional Warrants that are exercisable within 60 days hereof.

(4)	As of December 31, 2007, O. Gene Bicknell ceased to be the beneficial owner of any Common Stock of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008

BICKNELL FAMILY HOLDING COMPANY, LLC

By:	/s/ Martin C. Bicknell
Martin C. Bicknell, Manager
Dated: February 13, 2008

BICKNELL FAMILY MANAGEMENT COMPANY, LLC

By:	/s/ Martin C. Bicknell
Martin C. Bicknell, Manager
Dated: February 13, 2008

BICKNELL FAMILY MANAGEMENT COMPANY TRUST

By:	/s/ Martin C. Bicknell
Martin C. Bicknell, Co-Trustee
Dated: February 13, 2008

/s/ Martin C. Bicknell
Martin C. Bicknell
Dated: February 13, 2008

*/s/ O. Gene Bicknell
O. Gene Bicknell
Dated: February 13, 2008

MARINER WEALTH ADVISORS, LLC

By:	/s/ Martin C. Bicknell
Martin C. Bicknell, Manager
Dated: February 13, 2008

*By:	/s/ Martin C. Bicknell
Martin C. Bicknell

Attorney-in-Fact (pursuant to a power of attorney filed as Exhibit 99.1 to a Schedule 13G pertaining to the issuer SearchHelp, Inc. and filed with the Securities and Exchange Commission on January 29, 2008)

Dated: February 13, 2008

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement

99.2	Identification of Members of the Group